Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

September 30, 2011

United States Securities and Exchange Commission

Jay E. Ingram

Legal Branch Chief

Division of Corporation Finance

Washington, D.C. 20549-4631

RE:          Pernix Group, Inc.

Registration Statement on Form S-1

Filed May 26, 2011

File No. 333-92445

Dear Mr. Ingram:

We have received your letter via U.S. Mail dated June 20, 2011 in reference to the subject noted above. The following are the company’s responses to your questions/comments. In addition to providing the Company’s responses to your comments, we have prepared Pre-effective Amendment No. 1 to Registration Statement No. 333-174539 on Form S-1.

SEC Comment #1:

Form S-1

General

1. We note that that you are registering up to 136,495,235 shares of common stock for resale by the selling stockholders named in the prospectus. Given the size of the resale offering relative to the number of outstanding shares held by non-affiliates, we believe that this transaction may be an indirect primary offering by or on behalf of the registrant. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are not eligible to conduct an at the market offering under Rule 415(a)(4). If you disagree with our analysis, please tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction. For guidance, refer to Question 612.09 in the Securities Act Rules section of our Compliance and Disclosure Interpretations.

Pernix Group’s Response:

1.               It should be noted that since the original registration statement was filed on May 26, 2011, Pernix Group, Inc. has made the decision to effect a reverse stock split using a 15:1 ratio. Therefore, this response to the SEC Comment Letter dated June 20, 2011 and Pre-effective Amendment No. 1 to Registration Statement No. 333-174539 on Form S-1, that we plan to file, will reference the new number of shares being registered that totals

14,403,697 shares (9,403,697 shares on behalf of Selling Stockholders and 5,000,000 shares on behalf of the Company on a post-reverse split basis).

That having been said,  we agree with your analysis that Pernix Group, Inc. (“Pernix Group”, “Pernix”, the “Company”, “we”, “our”, “us”) is not eligible to conduct an at the market offering under rule 415(a)(4).  We believe, however, that the registration of shares (i) solely on behalf of the existing Selling Stockholders is a secondary offering on behalf of the Selling Stockholders for which we may rely on Rule 415(A)(1)(i) and (ii) that the Company may register shares on its own behalf by relying on Rule 415(A)(1)(ix).

Selling Stockholders Registration

As suggested, we reviewed the Staff’s historical guidance in Question 612.09 (“CD&I 612.09”) of the Compliance and Disclosure Interpretations regarding the rules promulgated under the Securities Act, which provides that the question of whether an offering is styled as a secondary one on “behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We have reviewed the factors from CD&I 612.09 and other facts and factors related to the Selling Stockholders offering in addition to the SEC Rules.  Rule 415(a)(i) provides that “securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant, subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Company respectfully submits that all the shares to be registered for resale under the Form S-1 Registration Statement are covered by Rule 415(a)(1)(i) because (i) all the securities will be offered or sold solely by security holders of the Company, (ii) the securities being offered or sold are not being offered or sold by the Company; (iii) none of the Selling Stockholders is acting on behalf of the Company and (iv) the registrant is not a subsidiary of a person that is a Selling Stockholder.

Based on Rule 415(a)(1)(i) and CD&I 612.09, we believe that the registration of the shares on behalf of Selling Stockholders is clearly not a transaction “by or on behalf of the issuer.”  The Company will not receive any proceeds from the sale of these shares by the Selling Stockholders nor has a Selling Stockholders entered into an agreement with the Company for the Company to receive any of the proceeds from the sale of any shares.  Thus, in light of the fact that the Selling Stockholders are not acting for the Company, and because the Form S-1 Registration Statement relates only to securities being offered or sold by persons other than the Company, the offering is appropriate under Rule 415(a)(1)(i).

Applying the six factors set forth in CD&I 612.09, “(i) how long the Selling Stockholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities, and finally, (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer,” the Staff should conclude that the offering provided for in the Pernix Form S-1 Registration Statement with respect to the Selling Stockholders is appropriate under Rule 415(a)(i).

•                  How long the Selling Stockholders have held the shares.

These shares have in all cases been held by the investors for more than one year and for more than six years in the majority of cases.

•                  The circumstances under which they received them.

The approximately 9,403,697 shares (on a post revers-split basis) to be registered on behalf of certain Selling Stockholders of Pernix Group were previously sold through private transactions under Regulation S exemptions from August 10, 2001 through August 2, 2010. These shares totaled 125,881,235 shares (on a pre-reverse split basis) at an average price of $0.515 USD per share and a low price per share of $0.20 USD.

The shares were clearly not sold by the Company with the purpose of providing emergency liquidity to the Company at the time of a registration.

i.                                          The proceeds of these private offerings were used for a host of reasons including to finance a business acquisition, to conduct ongoing operations of the company in the ordinary course of business as well as to convert related party debt / preferred stock into common stock.

ii.                                       Such conversions were also conducted in a manner that would not be construed to be “at a discount” to what the common stock is anticipated to trade at when the registration statement becomes effective.

iii.                                    The proceeds were remitted to Pernix Group from the purchasing shareholders immediately upon signing of the common stock purchase agreements at the time of purchase. All of these transactions have been disclosed in Pernix Group periodic filings on Forms 10-Q and 10-K or amendments thereof for the related periods. The shareholders of these shares have no continuing or ongoing obligation to Pernix Group under the common stock purchase agreements pertaining to their investments or to provide any additional capital infusion under any other agreement.

•                  Their relationship to the issuer.

The Company has provided all disclosures that we believe to be required related to the Selling Stockholders and their shares and would entertain additional disclosure that we believe to be helpful to potential investors.

•                  The amount of shares involved.

The number of shares being registered pursuant to the Form S-1 Registration Statement is approximately 9,403,697 shares (on a post reverse-split basis), which represents all of the outstanding shares.

•                  Whether the sellers are in the business of underwriting securities.

The existing shareholders are not in the business of underwriting. The existing shareholders did not receive their shares in connection with this registration and the existing shareholders have not entered into any agreement nor is any agreement being contemplated whereby they would serve as underwriters in connection with this registration.

•                  Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the aforementioned facts, the Selling Stockholders are not simply acting as a conduit or pass through for Pernix Group.  These investors have had and continue to personally bear the economic risks and rewards of being shareholders and will continue to do so until a time when they sell their shares. Pernix Group does not benefit from or suffer from when and or if these shareholders sell their shares.

These shares are to be sold at a price that is expected to significantly exceed or at least exceed the price at which the common stock is expected to trade at when the registration statement becomes effective.

In conclusion, we believe the registration of the securities on behalf of the Selling Stockholders to be a secondary offering due to the aforementioned reasons. Therefore, we believe we can rely on Rule 415(A)(1)(i) for the offering of shares on behalf of the existing shareholders after the effective date of the registration statement.

Company Registration

The Company believes that with respect ot the 5,000,000 shares (on a post reverse-stock split basis) being registered on its own behalf in Pre-effective Amendment No. 1 to the Registration Statement No. 333-174539 on Form S-1, it may rely on Rule 415(A)(1)(ix), since the offering will be commenced promptly, will be made on a continuous basis and will continue for a period in excess of 30 days. In addiiton, as provided for in Rule 415(A)(2), it is the belief of the Company that these shares can reasonably be expected to be marketed and sold within two years of the registration statement being declared effective by the SEC.

In summary, we will reflect our reliance on Rules 415(A)(1)(i) and 415(A)(1)(ix) for the shares registered on behalf of the Selling Shareholders and on behalf of the Company, respectively, in Pre-effctive Amendment No. 1 to Registration Statement No. 333-174539 on Form S-1 accordingly.

SEC Comment #2:

2. Please tell us how you intend to sell the shares covering the primary offering. If your officers and directors will market and sell the offering, please name those officers and directors who will be offering the shares on behalf of the company. Also, advise us of the basis of each person’s participation in offering the securities without registration as a broker-dealer .

If Exchange Act Rule 3a4-1 will be relied upon, explain how each element of the rule will be satisfied as to each person.

Pernix Group’s Response to Comment #2:

As mentioned in the Pernix Group response to SEC Comment #1, the Company agrees that the shares registered on behalf of the Company are in fact a primary offering which are not eligible for an “at the market offering”. If and when these shares are registered, the Company will rely on Rule 415(A)(1)(ix) in connection with that registration. The Company believes that the shares registered on behalf of the Selling Stockholders are a secondary offering and are eligible under Rule 415(A)(1)(i).  The Selling Stockholders do not plan on selling through a broker-dealer.

The shares registered on behalf of the Company will be sold through privately negotiated transactions. The shares registered on behalf of the Selling Stockholders will be sold on the Over the Coutner Bulletin Board (“OTCBB”). A market maker, Spartan Securities, will assist in developing a market for the shares on the OTCBB. The officers and directors may participate in marketing the offering both the primary and secondary shares through making presentations regarding the Company and the securities during “road shows” or “investor conferences”. These officers include Nidal Zayed, the Chief Executive Officer and acting Chief Financial Officer (“CFO”) of the Company. As disclosed on Form 8-K dated August 9, 2011, the former CFO has left the Company and Pernix Group is in conducting a search for a new CFO. If and when a new CFO is hired, he or she may also participate in the marketing of shares. These officers are not registered as broker-dealer s. The Company will rely on Exchange Act Rule 3a4-1 in the following manner:

The associated officer, Nidal Zayed, CEO and acting CFO, is not deemed to be a broker solely by reason of participation in presentations pertaining to the sale of the securities of Pernix Group because:

a.               he is not subject to a statutory disqualification as defined by Section 3(a)(39) nor would we anticipate him to be at the time of his presentations;

b.              he is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

c.               he s not now, nor is he anticipated to be associated with a broker-dealer at the time he may make such presentations; and

d.              he meets the conditions of Rule 3a4-1(a)(4)(ii)

a.               as CEO and acting CFO, he primarily performs substantial duties on behalf of the issuer otherwise than in connection with the transactions in securities,

b.              he either directly or indirectly manages all aspects of the business (estimating, bidding, contract negotiations, project management, contract management, strategic planning, budgeting, etc.),

c.               he was not a broker or dealer, or an associated person of a broker or dealer within the preceding 12 months and

d.              he does not participate in selling an offering of securities for any issuer more than once every 12 months.

As for the hiring of a new CFO, we would need to make an assessment pertaining to his involvement at the time of his identification and hiring.

We will revise the Registration Statement on Form S-1/A to reflect the basis for our reliance on Exchange Act Rule 3a4-1.

Selling Stockholders, page 10

SEC Comment #3:

3. Please identify the transactions in which the selling stockholders received the securities being registered for resale.

Pernix Group’s Response to Comment #3:

Please see the enclosed marked copy of the amended filing “Selling Stockholder” section that begins on page 10 for details regarding the transactions in which the Selling Stockholders received the securities being registered on their behalf through this Form S-1 Registration Statement. As mentioned above, these securities were sold through private transactions under a Regulation S exemption from on August 10, 2001 through August 2, 2010 and totaled 125,881,235 shares (on a pre-reverse split basis) at an average price of $0.515 USD per share and a low price per share of $0.20 USD. The enclosed file provides the dates of the related agreements, number of shares sold and sales price per share as well as total proceeds for each agreement / transaction.

SEC Comment #4:

4. For each selling stockholder that is a legal entity, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

Pernix Group’s Response to Comment #4:

Pernix Group will identify in the Pre-Effective Amendment No. 1 to Registration Statement 333-174539 on Form S-1 the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner as follows:

Name of Legal Entity	Name of Natural Person(s) having sole or shared voting and investment control over Pernix Group, Inc. shares held by the named legal entity

Al Amal Investment Company KSCC	Nasrallah Behbehani
Ernil Continental SA BVI	Mrs. Vanessa Cosi, Mrs. Sandra A. Marc-Büchel and Fidu-Finanz Trustee Services Est.,
Halbarad Group Limited BVI	Mrs. Vanessa Cosi, Mrs. Sandra A. Marc-Büchel and Fidu-Finanz Trustee Services Est.,
Luxury Capital, Inc.	Mrs. Vanessa Cosi, Mrs. Sandra A. Marc-Büchel and Fidu-Finanz Trustee Services Est.,
Sayed Hamed Behbehani and Sons Co.	Fouad Behbehani and Nasrallah Behbehani
Telebond Insurance Inc.	Michel El-Rahi
Litra Holding AG	Max Engler

SEC Comment #5:

5. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Please be advised that all selling stockholders who are registered broker- dealers or affiliates of brokers-dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of registered broker-dealers, please disclose whether that (i) the shareholder purchased in the ordinary course of business and (ii) at the time of the purchase of the shares to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares. If you are not able to provide this disclosure on behalf of the Selling Stockholders, please identify the Selling Stockholder as an underwriter.

Pernix Group’s Response to Comment #5:

We have confirmed with the Selling Stockholders that none of them are broker-dealers or affiliated with a broker-dealer.  We will revise the Registration Statement on Form S-1/A to disclose this fact.

Description of Securities To Be Registered, page 13

SEC Comment #6:

6. We note the statement “The following description…is only a summary.” Revise the disclosure to state that the summary includes the material terms and provisions of the restated certificate of incorporation and bylaws.

Pernix Group’s Response to Comment #6:

We will revise the disclosure accordingly, in Pre-effective Amendment No. 1 to Registration Statement No. 333-174539 on Form S-1.

SEC Comment #7:

7. Clarify whether the statement in the last paragraph regarding the legality of the securities is being attributed to counsel or otherwise remove the referenced disclosure.

Pernix Group’s Response to Comment #7:

We confirmed with Mr. Edward M. Kelly, Esq. (SEC) during a phone call on September 13, 2011 at 2 p.m. Central Time that the reference in comment #7 to the “last paragraph” should have been to the 3rd paragraph of that section. In light of this clarification, we will amend the 3rd paragraph to state “See comments pertaining to attestation of the legality of the securities under “LEGAL OPINION” below.” And under “LEGAL OPINION” will provide the following disclosure “The legality of the shares offered hereby has been passed upon for us by Freeborn & Peters LLP.”

Undertakings

SEC Comment #8:

8. Please provide the appropriate undertaking contained in Item 512(a)(5) of Regulation S-K. The undertaking contained in subparagraph (i) of Item 512(a)(5) is not applicable.

Pernix Group’s Response to Comment #8:

We will provide the appropriate undertaking contained in Item 512(a)(5)(ii), in Pre-effective Amendment No. 1 to Registration Statement No. 333-174539 on Form S-1.

Signatures

SEC Comment #9:

9. Please note that your principal accounting officer or controller also must sign the registration statement. If a person occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, you must indicate each capacity in which he or she signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1.

Pernix Group’s Response to Comment #9:

Carol Groeber, the Controller and Principal Accounting Officer will sign the Pre-Effective Amendment No. 1 to Registration Statement No. 333-174539 on Form S-1 as such. Nidal Zayed, the CEO and acting CFO will sign the Pre-Effective Amendment No. 1 to Registration Statement No. 333-174539 on Form S-1.  Signature blocks will accurately reflect the positions.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

SEC Comment #10:

10. In future filings, please revise your disclosure to include a discussion of your liquidity and capital resources as required by Item 303(a)(1) and (2) of Regulation S-K.

Pernix Group’s Response to Comment #10:

We will revise our future periodic filings by adding discussion of liquidity and capital resources as required by Item 303(a)(1) and (2) of Regulation S-K. Historically the Company has commented on liquidity in the periodic filings. As a smaller reporting company as defined in Rule 229.10(f)(1), we will provide such disclosure for a two-year period as required by the instructions to Rule 303(a). In addition, in the Form 10-Q for the quarter ended June 30, 2011, the Company provided the following disclosure pertaining to the liquidity and capital resources of Pernix Group.

Liquidity

As of June 30, 2011, the Company’s total assets exceeded total liabilities by $9.6 million.  This was a $0.8 million increase from December 31, 2010.  In the future, the Company expects to rely on capital contributions from its primary shareholders, Ernil Continental, Halbarad Group Ltd and SHBC as well as bank financing to support its operations.  As of June 30, 2011, the Company had $1.3 million outstanding on the line of credit and short term borrowings of $2.0 million.  As of June 30, 2011, the Company had an accumulated deficit of $69.7 million and total stockholders’ equity of $9.6 million.

The Company had operating income of $0.8 million and operating losses of $2.0 million for the six month periods ended June 30, 2011 and 2010, respectively.  The Company incurred net income to common shareholders of $0.3 million and net losses to common shareholders of $2.6 million, during the six months ended June 30, 2011 and 2010, respectively.

Cash used in operating activities was $4.9 million compared to $0.6 million for the six month periods ended June 30, 2011 2010, respectively.  Funds used in investing activities for the six month periods ended June 30, 2011 and 2010 were $75K and $1.0 million, respectively.  Funds provided by financing activities and representing either increases in debt, common stock issuances or capital contributions amounted to $2.0 million and $0.9 million for the six month periods ended June 30, 2011 and 2010, respectively.

Beyond the cash expected to be generated by operations, the Company expects to seek support from its principal stockholders, Ernil Continental and Halbarad Group Ltd., on an as-needed basis only.

Item 11. Executive Compensation, page 44

SEC Comment #11:

11. In future filings, please revise to include the disclosure required by Item 402(n)(2)(x) of Regulation S-K.

Pernix Group’s Response to Comment #11:

On page 44 in our Form 10-K for the year ended December 31, 2010, the Company provided each component of executive compensation that was applicable.  The Form 10-K did not,  however, provide it in the suggested tabular format nor did it provide a total. In future filings the Company will provide the disclosure required by Item 402(n)(2)(x) of Regulation S-K which is the dollar value of total compensation for the covered fiscal year with respect to each named executive officer including the sum of items c-i of the summary compensation table .  In future periodic filings the tabular format suggested will also be used and two years of information will be provided as required by Regulation 229.402(n)(1) for smaller reporting companies.

Directors Compensation, page 44

SEC Comment #12:

12. In future filings, please revise to include the disclosure required by Item 402(r)(2)(viii) of Regulation S-K.

Pernix Group’s Response to Comment #12:

On page 44 in our Form 10-K for the year ended December 31, 2010, the Company provided each component of director compensation that was applicable. The Form 10-K, however, did not provide it in the suggested tabular format nor did it provide a total. In future filings the Company will provide the disclosure required by Item 402(r)(2)(viii) of Regulation S-K which is the dollar value of total compensation for the covered fiscal year with respect to each named executive officer including the sum of items in items b-g of the summary compensation table.  In future periodic filings the tabular format suggested will also be used. This information will be provided for one fiscal year as is required for smaller reporting companies pursuant to Regulation 229.402(r) for smaller reporting companies.

Signatures

SEC Comment #13:

13. In future filings, please revise to provide the signatures required by General Instruction D.(2)(a) of Form 10-K.

Pernix Group’s Response to Comment #13:

In future Form 10-K filings, Carol Groeber, the Controller and Principal Accounting Officer will sign and Nidal Zayed, the CEO and acting CFO will sign the in such capacities, respectively. In the event a CFO is hired, the new CFO will sign the Form 10-K in that capacity.  Signature blocks will accurately reflect the positions.

As a courtesy we have provided marked copies of the filing to expedite your review and have provided this cover letter tagged as correspondence that keys our responses to your comments and provides any requested information.

We understand that you may have additional comments after review of the amendment and responses to your comments.

* * * * *

We thank you for your comments and believe that we have adequately addressed them in our response and through necessary amendments of the registration statement.

Best Regards,

By:	/s/ Nidal Z. Zayed

 Nidal Z. Zayed, President, Chief Executive Officer and Acting Chief Financial Officer

By:	/s/ Carol Groeber

 Carol Groeber, Controller and Principal Accounting Officer

Cc: Mr. Edward M. Kelly, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

cc: Via E-Mail

Jeff Mattson, Esq.

Freeborn & Peters LLP

311 South Wacker Drive, Suite 3000

Chicago, IL 60606